July 2, 2019

Ann Marie Sastry, Ph.D.
Chief Executive Officer
Amesite Inc.
205 East Washington Street, Suite 200
Ann Arbor, MI 48104

       Re: Amesite Inc.
           Registration Statement on Form S-1
           Filed June 28, 2019
           File No. 333-232419

Dear Mr. Sastry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Anthony W. Epps, Esq.